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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
                   Pursuant to Rules 13d-1(b),(c), and (d) and
                 Amendments Thereto Filed Pursuant to Rule 13d-2

                               (Amendment No. 13)*

                            Arrow International, Inc.
                            -------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    042764100
                                    ---------
                                 (CUSIP Number)


December 31, 2005 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)
        Rule 13d-1(c)
    X   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 042764100
                                       13G
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marlin Miller, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) / /
                                                     (b) / /

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

     NUMBER OF          5.   SOLE VOTING POWER
     SHARES                  5,382,209
     BENEFICIALLY
     OWNED BY           6.   SHARED VOTING POWER
     EACH                    2,000
     REPORTING
     PERSON             7.   SOLE DISPOSITIVE POWER
     WITH                    5,382,209

                        8.   SHARED DISPOSITIVE POWER
                             2,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,384,209

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.0%

12.  TYPE OF REPORTING PERSON*

     IN
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        This Statement constitutes Amendment No. 13 to the Statement on Schedule
13G filed by the undersigned with the Securities and Exchange Commission on February 15, 1993, as amended in February 1994, February 1995, February 1996, February 1997, February 1998, February 1999, February 2000, February 2001, February 2002, February 2003, February 2004 and February 2005 (collectively the "Schedule 13G"), with respect to the Common Stock, No Par Value, of Arrow International, Inc., a Pennsylvania corporation (the "Company"), pursuant to SEC Rule 13d-1(c).

        Other than as set forth herein, there has been no change in the information reported in the Schedule 13G.

Item 4. Ownership

        Mr. Miller's response to Item 4 of the Schedule 13G is hereby amended and supplemented by the following:

        (a)     Total Amount Beneficially Owned:                  5,384,209*
                                                                  ---------

        (b)     Percent of Class:                                      12.0%
                                                                  ---------

        (c)     Number of shares as to which such person has:

                (i)     sole power to vote or to direct the
                        vote                                      5,382,209
                                                                  ---------

                (ii)    shared power to vote or to direct the
                        vote                                          2,000
                                                                  ---------

                (iii) sole power to dispose or to direct the
                      disposition of                              5,382,209
                                                                  ---------

                (iv)    shared power to dispose or to direct the
                        disposition of                                2,000
                                                                  ---------

*Includes 6,000 shares issuable upon the exercise of vested options. Also includes 2,000 shares owned by Mr. Miller's wife, as to which Mr. Miller disclaims beneficial ownership.

Item 10. Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006

                           By: /s/ Marlin Miller, Jr.

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